RELIANCE Natural Resources
Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6633
www.rnrl.in

Exemption No: 82-35009

August 13, 2009

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr. No.	Particulars
1.	Letters dated August 13, 2009, forwarding therewith the six copies of Altered Memorandum and Articles of Association as per Clause 33 of the Listing Agreement entered into with the said Exchanges.

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Company Secretary

Encl: As above

RELIANCE Natural Resources
Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6633
www.rnrl.in

August 13, 2009

The General Manager
Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Tel No: 2659 8235/36
NSE Symbol: RNRL

Dear Sir

Sub.: Submission of six copies of the altered Memorandum & Articles of Association of the Company under clause 33 of Listing Agreement

With reference to the captioned subject, we forward herewith six copies of the altered Memorandum & Articles of Association of the Company including a certified copy pursuant to alteration in 'Clause V' of Memorandum of Association and 'Article 3' of Articles of Association approved by the shareholders at the Annual General Meeting of the Company held on July 28, 2009.

Kindly take the same on record.

Yours faithfully,
For Reliance Natural Resources Limited

Ashish S Karyekar
Company Secretary

Encl.: As above

RELIANCE Natural Resources
Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6633
www.rnrl.in

August 13, 2009

The General Manager
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532709

Dear Sir

Sub.: Submission of six copies of the altered Memorandum & Articles of Association of the Company under clause 33 of Listing Agreement

With reference to the captioned subject, we forward herewith six copies of the altered Memorandum & Articles of Association of the Company including a certified copy pursuant to alteration in 'Clause V' of Memorandum of Association and 'Article 3' of Articles of Association approved by the shareholders at the Annual General Meeting of the Company held on July 28, 2009.

Kindly take the same on record.

Yours faithfully,
For Reliance Natural Resources Limited

Ashish S Karyekar
Company Secretary

Encl.: As above